EXHIBIT 1


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                           [CEMEX GRAPHIC OMITTED]


            CEMEX'S THIRD QUARTER 2004 OPERATING INCOME GROWS 22%;
                         FREE CASH FLOW INCREASES 17%


MONTERREY, MEXICO, October 22, 2004 - CEMEX, S.A. de C.V. (NYSE: CX) announced today that its consolidated net sales for the third quarter of 2004 were US$2.0 billion, 12% higher than in the same period of 2003. This increase is due to higher average volumes of domestic cement and ready-mix in most of our markets, a gradual recovery in prices and incremental sales of our high-growth multiproduct strategy. In real peso terms, net sales increased 7% to MXP 23.3 billion.

Consolidated cement sales volumes grew 1% in the quarter to 17 million metric tons while ready-mix volumes were 6.2 million cubic meters, an increase of 12% versus third quarter 2003.

Free cash flow increased 17% in the third quarter of 2004 versus the same period of 2003, reaching US$451 million. EBITDA (operating income plus depreciation and amortization) grew 15% to US$656 million. The consolidated EBITDA margin improved 1.0 percentage point to 32.1% from 31.1% in the third quarter of 2003. These increases are due to the continued recovery in cement prices, higher domestic cement and ready-mix volumes, and a lower cost structure. In real peso terms, EBITDA increased 10% to MXP 7.5 billion.

Operating income for the quarter was US$495 million, up 22% over the same period of 2003. In real peso terms, operating income grew 17% to MXP 5.6 billion.

Hector Medina, Executive Vice President of Planning and Finance, said: "We are encouraged by our better-than-planned consolidated performance for the quarter. The marked improvement in our EBITDA for the quarter resulted primarily from higher domestic volumes, efficiency gains, and a price recovery for the average of our portfolio in the absence of any acquisitions".

Selling, general and administrative expenses (SG&A) as percentage of net sales decreased 1.21 percentage points versus third quarter of 2003, and decreased
1.09 percentage points for the first nine months of the year versus the same period of 2003. Higher consolidated transportation costs were more than offset by our ongoing cost-reduction initiatives, which have produced significant savings at the corporate and operating levels.

For the third quarter, majority net income was 158% higher, reaching US$361 million versus US$140 million a year ago, and increased 76% for the first nine months of the year, reaching US$931 million. For the quarter, CEMEX reported a foreign-exchange gain of US$24 million versus a loss of US$118 million in the same quarter of 2003.

At the end of the third quarter net debt was US$4,679 million, US$290 million lower than that at the end of the second quarter of 2004. Year to date, net debt has been reduced by US$962 million. Our net debt to EBITDA ratio at the end of the quarter was 1.95 times, versus 2.18 times three months ago, and
2.85 times twelve months ago.

Interest coverage (EBITDA divided by interest expense plus preferred dividends, all for the last twelve months) was 6.72 times, versus 5.02 times a year ago.

Our Mexican operations reported net sales of US$709 million, 7% higher than in third quarter 2003, and EBITDA of US$304 million, a reduction of 1%. Domestic cement sales volumes were up 2% versus third quarter 2003. Low-income housing construction continues to be strong in Mexico and has been one of the main drivers of demand in 2004. Spending in infrastructure also remains strong despite some delays in the execution and granting of several projects, while the self-construction sector remains relatively weak.

In the United States, net sales were US$552 million, 17% higher than in third quarter 2003, while EBITDA reached US$149 million, an increase of 34%. Domestic cement and ready-mix sales volumes for the quarter grew 9% and 15%, respectively, versus third quarter 2003. The residential sector has continued to remain strong as mortgage rates remain relatively low. The industrial and commercial sector continues its upward trend that started at the end of last year; current vacancy rates are low and capital expenditures have grown due to the increased level of economic activity. Spending in infrastructure remains a strong source of demand for cement and ready-mix.

Our operations in Spain reported net sales of US$317 million for the third quarter of 2004, up 13% from the year-earlier period. EBITDA reached US$97 million, an increase of 28%. Domestic cement sales volumes grew 9%, while ready-mix volumes increased 1%, compared to third quarter 2003. Residential construction has remained strong and better than previously expected, supported by a low interest rate environment. The industrial and commercial sector in Spain was a robust source of demand, while infrastructure spending remained healthy due to the Spanish infrastructure program.

In Venezuela, third-quarter net sales grew 6% to US$84 million, while EBITDA increased 4% to US$41 million versus the same period of 2003. Domestic cement sales volumes increased 12%, while ready-mix volumes grew 13% compared to third quarter 2003. The level of government spending has increased significantly versus 2003, with new infrastructure projects underway which have fueled cement demand. The self construction and commercial sectors have also been strong, driven by the overall increased level of economic activity.

Our Colombian operation's net sales were US$66 million, up 13% versus third quarter 2003, while EBITDA increased 11% to US$40 million. Cement sales volumes were up 2%, while ready-mix volumes grew 8% versus third quarter 2003. The main drivers of cement demand have been the self-construction, housing and commercial sectors. Public spending has not increased this year, but is now showing signs of recovery with new projects underway in several regions of the country.

In Egypt, net sales grew 33% to US$52 million, and EBITDA increased 31%, reaching US$25 million. Domestic cement sales volumes declined 5% versus third quarter 2003. Tourism revenues and remittances from abroad have increased in Egypt during the year, fueling the economy and allowing us to recover cement prices.

Our operations in Central America and the Caribbean reported net sales of US$165 million, up 9% from third quarter 2003, while EBITDA grew 13% reaching US$42 million. Cement sales volumes were 4% higher while ready-mix volumes decreased 9%.

Our Asian operations, which include the Philippines, Thailand, Taiwan, and Bangladesh, reported net sales of US$51 million, 13% higher than in third quarter 2003, while EBITDA increased 167% to US$14 million. Domestic cement sales volume grew 8% compared to third quarter 2003.

CEMEX is a leading global producer and marketer of cement and ready-mix products, with operations concentrated in the world's most dynamic cement markets across four continents. CEMEX combines a deep knowledge of the local markets with its global network and information technology systems to provide world-class products and services to its customers, from individual homebuilders to large industrial contractors. For more information, visit www.cemex.com.

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